Exhibit 99.1

NEWS RELEASE

Great Panther Announces Agreement to Sell the Coricancha Mine in Peru

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, October 26, 2022 - Great Panther Mining Limited (OTCPK: GPLDK) (“Great Panther” or the “Company”) announces that it has entered into a Share Purchase Agreement (the “Agreement”) with Newrange Gold Corp. (“Newrange”) to sell to Newrange the Company’s subsidiaries, Great Panther Peru Holdings Ltd. and Great Panther Silver Peru S.A.C.(the “Subsidiaries”), which together own Great Panther Coricancha S.A.C., which in turn holds the Coricancha Mine in Peru.

Coricancha, located in the central Andes of Peru approximately 90 kilometres east of Lima, is a past producing mine which the Company acquired in June 2017 and has remained in care and maintenance since then.

Under the terms of the Agreement, Newrange will acquire the Subsidiaries for a total purchase price of US$750,000 (the “Transaction”), payable in cash.

Completion of the Transaction is subject to certain closing conditions including, but not limited to, the approval of the Supreme Court of British Columbia required to be obtained in connection with the Company’s ongoing restructuring proceedings and receipt by Newrange of the approval of the TSX Venture Exchange.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T: +1 604 608 1766

TF: 1 888 355 1766

info@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the completion of the Transaction and the satisfaction of the conditions precedent to closing set forth in the Agreement.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including the risk that the Transaction will not be approved by the Supreme Court of British Columbia or the TSX Venture Exchange, and the risks described in respect of Great Panther in its most recent annual information form and management’s discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management’s discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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